Exhibit 99.2

Oasmia Pharmaceutical AB (publ)

Year-end report for the financial year May 1, 2018 – April 30, 2019

EVENTS IN FOURTH QUARTER

•	Private placement of approximately MSEK 165 before issue expenses carried out
•	New Board of Directors elected at Extraordinary General Meeting on March 19
•	New Board initiates review of the situation in the company
•	Management team and organization strengthened
•	Joakim Lindén appointed acting CFO
•	Positive opinion from the European Medicines Agency to add efficacy data to the approved Apealea® product information
•	Swedish Securities Council publishes statement regarding Oasmia

EVENTS AFTER CLOSING DAY

•	Oasmia postpones publishing of year-end report until June 28
•	Oasmia presents results from two clinical studies on the drug candidate Docecal in patients with metastatic breast cancer. The results show that Docecal has a bioequivalent pharmacokinetic profile to Taxotere®, that Docecal is associated with fewer side effects, and that the efficacy measured as objective response rate is comparable at a later timepoint than defined in the main analysis in the study protocol
•	Oasmia has found dubious transactions between Oasmia and companies in control by the former Chairman Julian Aleksov that have not been accounted for. The Board has decided to report these transactions to the Swedish Economic Crime Authority
•	The Board has appointed a special examiner in order to give all shareholders a thorough decision basis regarding discharge from liability for the AGM

FOURTH QUARTER February 1, 2019 – April 30, 2019

•	Consolidated net sales amounted to TSEK 266 compared to TSEK 843 in the fourth quarter the previous year
•	Operating loss was TSEK 44,506 compared to TSEK 28,017 in the fourth quarter the previous year
•	Net loss after tax amounted to TSEK 48,672 compared to TSEK 32,086 in the fourth quarter the previous year
•	Loss per share was SEK 0.23 compared to SEK 0.18 in the fourth quarter the previous year
•	Comprehensive loss was TSEK 49,261 compared to TSEK 32,116 in the fourth quarter the previous year

FINANCIAL YEAR May 1, 2018 – April 30, 2019

•	Consolidated net sales amounted to TSEK 1,980 compared to TSEK 3,169 in the corresponding period the previous year
•	Operating loss was TSEK 120,132 compared to TSEK 103,724 in the corresponding period the previous year
•	Net loss after tax amounted to TSEK 171,014 compared to TSEK 118,013 in the corresponding period the previous year
•	Loss per share was SEK 0.88 compared to SEK 0.71 in the corresponding period the previous year
•	Comprehensive loss was TSEK 171,637 compared to TSEK 118,036 in the corresponding period the previous year

Oasmia Pharmaceutical AB (publ) – Year-end report May 2018 – April 2019
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DECISIONS IN CONNECTION WITH THE REPORT

The company’s new Board has worked intensively on the review that was started after the Extraordinary General Meeting held on March 19, 2019. This work has been considerably more extensive than expected and covered all operational and strategic aspects. Some of the issues demanded the consultation of external legal, tax and accounting experts.

Based on this review the Board has decided on the following actions:

•	A review of Intellectual Property Rights, conducted with the assistance of experts in patent law, shows that Oasmia has the necessary rights to the patents underlying its business. However, it remains unexplained why the patent registration never has been publicly transferred to Oasmia from the registered owner, Ardenia Investment Ltd - a company controlled (according to public information in Oasmias previous annual reports) by Oasmia’s former chairman, Julian Aleksov and his former father-in-law Bo Cederstrand. The matter is under continued investigation with support from external experts.

A payment of MSEK 10.5 that was made in November 2017, as previously disclosed, from Oasmia to Ardenia regarding a new patent/extension of existing patent is under specific investigation both by Oasmia’s external patent experts and the ongoing tax audit (see below).

•	In order to regain full control over Oasmia’s Intellectual Property Rights for veterinary purposes, the Board has decided to put the listing plans for the US subsidiary AdvaVet on hold. A new Board will be installed which will review all value generating options for Oasmia in the veterinarian oncology field as well as AdvaVet’s planned organization and current cost structure.

•	The Board has initiated a review to assess whether liquidity and other potential benefits of the stock exchange listings in New York and Frankfurt outweigh the related costs and administrative burdens of compliance. While final decisions will be made only after the review is completed, the likely outcome is that Oasmia will be de-listed from both those exchanges, and will terminate SEC reporting, before year-end 2019.

•	Oasmia has, partly helped by an ongoing tax audit, found many dubious transactions between Oasmia and companies in control by the former Chairman Julian Aleksov that have not been accounted for. The Board has decided to report these transactions to the Swedish Economic Crime Authority.

•	The Board has appointed a special examiner in order to give all shareholders a thorough decision basis regarding discharge from liability for the AGM

•	The AGM will be held on September 26, 2019.

•	On November 1, 2018, Oasmia announced that MGC Capital Ltd had used approximately 25.8 million warrants for subscription of shares and paid through partial set-off of a claim on Oasmia that MGC had purchased from Nexttobe on installments. Approximately 23.2 million of these warrants had been issued to Arwidsro as part of a financing agreement announced by Oasmia on January 2, 2018. Despite extensive investigation initiated by Oasmia's current Board of Directors, Oasmia has not been able to establish that MGC can be regarded as the owner of the warrants. Oasmia believes that the new issue of shares intended through the exercise of options and offsetting against the claim on Oasmia on October 31, 2018 cannot be made valid. Thus, the claim that MGC then tried to offset against their loan to Oasmia should be recorded as a debt in Oasmia.

Oasmia Pharmaceutical AB (publ) – Year-end report May 2018 – April 2019
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•	In June 2019, MGC made a claim for compensation from Oasmia as a result of MGC not being allowed to subscribe for shares with the support of 23.2 million warrants (see above). The claim is set at SEK 80 million plus interest and additional claims for damages of SEK 250 million. Oasmia's Board of Directors considers that MGC's claims have no merit and has therefore disputed it. Oasmia's current Board of Directors has noted that the payments by set-off that MGC has made and tried to make, when exercising warrants on September 7, 2018 and October 31, 2018, have been in breach of agreement. In addition, Oasmia's previous Board of Directors in November 2018 carried out a prepayment of loans to MGC of SEK 7 million, in a situation where Oasmia's liquidity was strained and in breach of the loan being pledged.

Oasmia Pharmaceutical AB (publ) – Year-end report May 2018 – April 2019
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CHAIRMAN OF THE BOARD’S COMMENTS

On March 19, Oasmia’s Extraordinary General Meeting elected a completely new Board on the initiative of Arwidsro, the principal owner. The new Board, with me as Chairman, has since then taken over the responsibility of the company. We partially installed a new management of the company and also, as communicated, performed a review of the most important value drivers of Oasmia. I can openly say that it has been, and still is, a more complicated and time-consuming task than initially expected.

The work has progressed with the support of the management team and the company’s employees. The former executive chairman of the Board and the former CFO no longer have operative roles in the company. This has allowed other people to come to the fore, and this has created new energy in the company.

The work has been two-fold. The first, and of course a very important part of the work is the forward-looking and concerns how the company’s unique products can be best commercialized. The second part has been about starting to clear up a number of doubtful and less successful areas. The forward-looking work has involved a review of product and distribution strategy to secure the transition from being a development company to becoming a commercial company. The launch team for Apealea has been formed, initially to develop a commercialization plan. A Scientific Advisory Board and the Business Advisory Board are being appointed to support the company's scientific and commercial strategies.

Today we have also published parts of the review of the company’s history and unresolved ownership/warrant issues and transactions over the years. New information has come to our knowledge, amongst other things through a tax audit that has been initiated by the Tax Authorities in April, now ongoing and, as revealed to us recently, one Tax Audit that was carried out 2014-2016. Our analysis of the initial findings of the ongoing Tax Audit, and also facts recently disclosed to us from previous Tax Audits gives us no other choice then to hand over these findings to relevant police authorities for further investigations. Finally, we have taken a decision to mandate a special examiner to report their view of responsibilities to all shareholders for the AGM on September 26.

We have made some progress in our work of straightening out the question marks associated with the company. We will continue to work hard to, as soon as possible give the company a stable platform to work from in order to realize the company’s business potential – not least the commercialization of Apealea in Europe.

Jörgen Olsson, Chairman of the Board of Oasmia

Oasmia Pharmaceutical AB (publ) – Year-end report May 2018 – April 2019
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PRODUCT DEVELOPMENT AND BUSINESS ACTIVITIES

On November 20, 2018 the European Commission granted Apealea centralized marketing authorization with unified labelling that is valid in the 28 countries of the European Union (EU), as well as in Norway, Iceland and Liechtenstein. The approval of Apealea in combination with carboplatin is for treatment of patients with a first relapse of platinum-sensitive epithelial ovarian cancer, primary peritoneal cancer and fallopian tube cancer. In March 2019, a type II variation application was approved by EMA where efficacy results from subpopulation analyses demonstrate a statistically significant advantage for Apealea with regard to progression-free survival for patients with a first relapse.

In the assessment of the renewed management team and the new Board, the product Apealea has very good prospects, with the right strategy and supplementary studies. The company has sound data to proceed with to other countries and with few exceptions European approval is accepted as full confirmation. Preparations for an application to the FDA in the US are ongoing and are top priority. Oasmia now assesses that a realistic time plan is to submit the application to the FDA during the calendar year 2020. In the next phase, Oasmia will collaborate with leading Immuno-Oncology companies in order to generate clinical evidence for how much patients can benefit from a combination including Apealea compared to existing drugs.

Oasmia’s processing of the market with the product Paclical (Apealea in Russia), through the distributor Hetero Group, has not had the start that the company had hoped for. A dialogue is now being held with Hetero on the future price strategy for Paclical. Given the outcome so far in Russia, Oasmia is now also evaluating how the company’s venture in Russia will be a part of the company’s future focus.

This week Oasmia presented results from two clinical studies on the drug candidate Docecal in patients with metastatic breast cancer. The results show that Docecal has a bioequivalent pharmacokinetic profile to Taxotere®, that Docecal is associated with fewer side effects, and that the efficacy measured as objective response rate is comparable at a later timepoint than defined in the main analysis in the study protocol. Oasmia will now evaluate the results and make an overall assessment regarding the next step for Docecal.

Revision of previous assessments concerning product development and commercialization

In connection with the review that is now being performed by the management team and the new Board of Oasmia, the company’s previous assessments concerning the schedule for commercialization and development of the company’s products have been revised. This is the result of delays and changed priorities, but also of the necessary safeguarding of the company’s assets.

Product	Previous assessment	Present assessment

Apealea	Launch EU autumn 2019	Launch in EU planned for Q1 2020

Apealea	Market approval received in parts of the rest of the world as from 2020	New assessment for timepoint for launch in RoW expected in business plan by Q4 2019

Apealea	Complete negotiations with distribution partner in China, rest of Asia and South America during H1 2019	Discussions with partners ongoing

Apealea	Application to FDA during second half of 2019	Application expected to be submitted in calendar year 2020

Apealea	Market approval in US during first half of 2021	Previous assessment no longer applies. No new assessment

Advavet	Submission of listing prospectus to Nasdaq US with aim of separate listing of the company	Oasmia will put the listing of AdvaVet on hold

Docecal	Apply for product registration in Russia during Q3 2019 on basis of reported studies	Oasmia evaluating study results. New evaluation after this

Doxophos	Get an official price approved in Russia during the year	Dialogue with Hetero ongoing. New business evaluation planned

Doxophos Vet	Application to FDA prepared, H1 2019	Will be assessed in conjunction with new AdvaVet structure

Sales Russia	Volumes purchased first year from Hetero	No sales in Russia as of today

Oasmia Pharmaceutical AB (publ) – Year-end report May 2018 – April 2019
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Oasmia Pharmaceutical AB (publ) – Year-end report May 2018 – April 2019
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FINANCIAL INFORMATION1

Consolidated income statement in brief

	2018/19	2017/18	2018/19	2017/18
TSEK	Feb-Apr	Feb-Apr	May-Apr	May-Apr

Net sales	266	843	1,980	3,169

Change in inventories of products in progress and finished goods	870	(1,427)	380	(1,450)

Capitalized development costs	(518)	2,472	8,431	9,157

Other operating income	447	300	755	1,753

Operating expenses	(45,571)	(30,205)	(131,678)	(116,353)

Operating income (loss)	(44,506)	(28,017)	(120,132)	(103,724)

Net income (loss) for the period	(48,672)	(32,086)	(171,014)	(118,013)

Earnings (loss) per share, before and after dilution in SEK	(0.23)	(0.18)	(0.88)	(0.71)

Comprehensive income (loss) for the period	(49,261)	(32,116)	(171,637)	(118,036)

FOURTH QUARTER

February 1, 2019 – April 30, 2019

Net sales

Net sales amounted to TSEK 266 compared to TSEK 843 in the fourth quarter the previous year and consisted of sales of supplies to the tune of TSEK 120 compared to TSEK 60 in the fourth quarter the previous year and of royalties of TSEK 146 compared to TSEK 0 in the fourth quarter the previous year.

Change in inventories of products in progress and finished goods

The change in inventories of products in progress and finished goods amounted to TSEK 870 during the quarter compared to TSEK (1,427) in the corresponding quarter the previous year.

Capitalized development costs

Capitalized development costs, which refer to phase III clinical trials for the product candidates Paclical and Paccal Vet, amounted to TSEK (518) compared to TSEK 2,472 in the fourth quarter the previous year. A previous cost estimate was adjusted during the quarter, which has led to negative net capitalization for the quarter. The capitalized development costs during the quarter are attributable to Paclical in their entirety. The Paccal Vet studies did not have any activity during the quarter. Capitalization during the corresponding period the previous year consisted of capitalization of development costs of TSEK 2,465 for Paclical while TSEK 7 stemmed from Paccal Vet.

Operating expenses

Operating expenses, including depreciation, amortization and impairments, were higher than for the corresponding quarter the previous year and amounted to TSEK 45,571 compared to TSEK 30,205 in the fourth quarter the previous year. The increase is largely attributable to increased expenses in the American subsidiary. Higher legal expenses and increased expenses for the building up of subcontractors’ production capacity also contributed to the increase in expenses during the quarter.

The number of employees at the end of the quarter was 60 compared to 58 at the end of the fourth quarter the previous year.

Net loss for the quarter

The net loss after tax was TSEK 48,672 compared to TSEK 32,086 in the fourth quarter the previous year. The greater loss this year is explained by the above-mentioned increases in expenses.

Oasmia’s business activities were not affected by seasonal variation or cyclical effects.

1 Figures within parentheses represent negative amounts.

Oasmia Pharmaceutical AB (publ) – Year-end report May 2018 – April 2019
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THE FINANCIAL YEAR

May 1, 2018 – April 30, 2019

Net sales

Net sales amounted to TSEK 1,980 compared to TSEK 3,169 in the corresponding period the previous year and consisted of sales of goods to the tune of TSEK 1,287 compared to TSEK 630 in the corresponding period the previous year, sales of supplies to the tune of TSEK 276 compared to TSEK 162 in the corresponding period the previous year and of royalties of TSEK 418 compared to TSEK 0 in the corresponding period the previous year. A milestone payment of TSEK 2,069 for the rights for a partner to sell Paclical in certain markets was invoiced during the year. This revenue has been recognized pursuant to the new IFRS 15 reporting standard, which means that the amount has been divided up into a financing component and a transaction price. These have then been distributed over the expected useful life. This resulted in TSEK 121 being recognized as revenue during the year. This amount has been recognized as revenue and is included in the above-mentioned royalty figure.

Last year’s net sales also included invoiced distribution rights of TSEK 1,595 in connection with the agreement entered into with the Russian distributor.

Change in inventories of products in progress and finished goods

The change in inventories of products in progress and finished goods amounted to TSEK 380 during the period compared to TSEK (1,450) in the corresponding period the previous year.

Capitalized development costs

Capitalized development costs, which refer to phase III clinical trials for the product candidates Paclical and Paccal Vet, amounted to TSEK 8,431 compared to TSEK 9,157 in the corresponding period the previous year. The capitalized development costs during the year are attributable to Paclical in their entirety. The Paccal Vet studies did not have any activity during the year. Most of the capitalization of development costs during the corresponding period the previous year was also for Paclical.

Other operating income

Other operating income amounted to TSEK 755 compared to TSEK 1,753 in the corresponding period the previous year. A payment of TSEK 1,300 was received during the corresponding period the previous year in connection with a legal dispute. This was reported as Other operating income.

Operating expenses

Operating expenses, including depreciation, amortization and impairments, were higher than for the corresponding period the previous year and amounted to TSEK 131,678 compared to TSEK 116,353. The increase is largely attributable to increased expenses in the American subsidiary.

The number of employees at the end of the period was 60 compared to 58 at the end of the corresponding period the previous year.

Operating income for the period

Operating income for the period was lower than during the corresponding period the previous year and amounted to a loss of TSEK 120,132 compared to a loss of TSEK 103,724. This is primarily due to the higher operating expenses this year but also to some extent to lower reported net sales.

Income (loss) before taxes

Income before taxes amounted to a loss of TSEK 138,192 compared to a loss of TSEK 118,013 in the corresponding period the previous year. The greater loss compared to the corresponding period the previous year is due to the lower operating income but also to higher financial expenses of TSEK (18,079) this year compared to TSEK (14,390) in the corresponding period the previous year.

Income tax

Oasmia is currently conducting an investigation regarding the tax consequences for the Parent Company of the transaction between the Parent Company and the American subsidiary AdvaVet Inc. The Swedish Tax Agency is also investigating this question. Depending on the outcome of these investigations, the Parent Company’s loss carry forward may be reduced.

Oasmia Pharmaceutical AB (publ) – Year-end report May 2018 – April 2019
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Due to the AdvaVet transaction, a deferred tax expense in the consolidated income statement of TSEK 32,822 and a corresponding deferred tax liability in the Group's report on financial position have been recorded during the year. This figure was TSEK 0 in the corresponding period the previous year. When calculating the deferred tax effect, the US tax rate has been used.

This does not impact the cash flow for the year.

Net loss for the year

The net loss after tax was TSEK 171,014 compared to TSEK 118,013 in the corresponding period the previous year. The difference between the periods is primarily due, as stated above, to this year’s deferred tax expense and to higher financial expenses in the American subsidiary.

Oasmia’s business activities were not affected by seasonal variation or cyclical effects.

Cash flow and capital expenditure

The cash outflow from operating activities was TSEK 118,839 compared to TSEK 123,634 in the corresponding period the previous year. The improvement compared to last year is primarily attributable to the positive development of working capital and lower interest paid. Interest payments made have been lower this year than during the corresponding period the previous year, despite the fact that interest expenses have been higher due to the positive development of Oasmia’s share price in the latter part of 2018. This has meant that large parts of convertible debt instruments outstanding have been converted to equity, which has meant that the interest has indeed been recognized as a financial expense, but it has not been necessary to pay it.

The cash outflow from investing activities was TSEK 14,031 compared to an outflow of TSEK 21,452 in the corresponding period the previous year. Capital expenditure during the year comprised investments in intangible assets of TSEK 9,536 compared to TSEK 21,037 in the corresponding period the previous year and consisted of capitalized development costs of TSEK 8,341 compared to TSEK 9,157 in the corresponding period the previous year and of patents of TSEK 1,105 compared to TSEK 11,880 in the corresponding period the previous year. Investments in property plant and equipment were TSEK 2,495 compared to TSEK 415 in the corresponding period the previous year. These investments comprised capital expenditure for production equipment.

The cash inflow from financing activities amounted to TSEK 233,500 compared to TSEK 132,655 in the corresponding period the previous year. This was due to an inflow of TSEK 119,200 compared to TSEK 21,000 in the corresponding period the previous year from the issuance of convertible debt instruments, of which TSEK 33,000 comprised convertible debt instruments issued during the previous financial year, but not paid for at April 30, 2018.

A private placement was carried out in March 2019, which after a deduction for issue expenses resulted in an inflow of TSEK 155,451.

In addition to this inflow, borrowings of TSEK 37,552 were repaid and issue expenses amounting to TSEK 3,617 were paid in connection with convertible issues and conversions.

Financing

Convertible debt instruments no longer outstanding

In April 2017, 26 convertible debt instruments were issued at a price of SEK 1,000,000 each, in total TSEK 26,000. These convertible debt instruments carried interest of 8.5 percent and matured on April 18, 2018. Upon maturity, accrued interest was paid while the principal was replaced by short-term promissory notes carrying interest of 8.5%. These were repaid in their entirety during the period.

In November 2017, 28 convertible debt instruments were issued at a price of SEK 1,000,000 each, in total TSEK 28,000. The instruments carried 8.0 percent interest and matured on November 30, 2018 unless there was prior conversion. All these convertibles were converted, however, before maturity at a price of SEK 3.10 per share and thus a total of 9,032,258 new shares were issued.

In April 2018, 26 convertible debt instruments were issued at a price of SEK 1,000,000 each, in total TSEK 26,000. These convertible debt instruments carried interest of 8 percent and matured on April 22, 2019, unless there was prior conversion. All these convertibles were converted, however, during the year at a price of SEK 4.90 per share and thus a total of 5,306,118 new shares were issued

Oasmia Pharmaceutical AB (publ) – Year-end report May 2018 – April 2019
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Convertible debt instruments outstanding at April 30, 2019

In September 2018, 32 convertible debt instruments were issued at a price of SEK 1,100,000 each, in total TSEK 35,200. These convertible debt instruments carry interest of 8 percent and mature on September 7, 2019, unless there is prior conversion. These convertibles can be converted at a price of SEK 7.70 per share. Full conversion would entail the issue of 4,571,424 new shares. During the year TSEK 24,200 of this loan was converted, and thus 3,142,854 new shares were issued. In the event of conversion of the remaining convertibles, a further 1,428,570 new shares would be issued.

On October 31, 2018, 40 convertible debt instruments were issued at a price of SEK 2,000,000 each, in total TSEK 80,000. One of the subscribers has not paid for their subscription, corresponding to 14.5 convertible debt instruments, in total TSEK 29,000. Since these convertible loans have not been paid in before April 30, 2019, they have expired and subsequently have been reversed in the books in Oasmia under the positions; Other current receivables and Convertible debt instruments with TSEK 29,000. This means that the remaining convertible loan amount to TSEK 51,000. These convertible debt instruments carry interest of 5 percent and mature on October 30, 2019, unless there is prior conversion. These convertibles can be converted at a price of SEK 14.50 per share. Full conversion would entail the issue of 3,517,236 new shares.

Other financing

Furthermore, at April 30, 2018 there were non-negotiable promissory notes totalling TSEK 6,000. This sum was repaid during the year.

In March 2019 a private placement was carried out whereby 22,948,535 shares were issued at a price of SEK 7.19 per share, which resulted in TSEK 165,000 in new share capital minus issue expenses. There were issue expenses of TSEK 9,549 in connection with the new share issue.

Outstanding loan commitments

Alceco International S.A.

As per April 30, 2019 Oasmia has a credit facility for TSEK 40,000 (40,000) from one of Oasmias largest shareholders, Alceco International S.A. This credit facility is not used as per April 30, 2019 and it was not used as per April 30, 2018 either. In March 2019, Alceco International S.A. has cancelled this credit facility as per December 31, 2019. If the credit facility is used the interest rate payable on the loan is 5 percent p.a.

Arwidsro Investment AB

As per April 30, 2019 Oasmia has a loan commitment for TSEK 75,000 (75,000) from Arwidsro Investments AB. This loan is to be paid out on August 24, 2019 subject to Oasmias fulfilment of certain obligations in the loan agreement.

Bank loans

Oasmia has an unused credit facility with the bank for TSEK 5,000 (5,000).

Oasmia Pharmaceutical AB (publ) – Year-end report May 2018 – April 2019
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Outstanding warrants and other instruments that can increase the number of shares in Oasmia

As per April 30, 2019 the following instruments were outstanding:

	Number of warrants and convertible loans	Maximum number of shares	Strike price
Warrants that can be converted into three shares	1,280,250	3,840,750	USD	4.06
Warrants that can be converted into one share, Board of directors and Management	5,543,182	5,543,182	SEK	6.37
Warrants that can be converted into one share, others	140,352	140,352	USD	1.69
Warrants that can be converted into one share Arwidsro Investments AB	24,193,548	24,193,548	SEK	3.10
Convertible loan, final maturity date September 7, 2019	10	1,428,570	SEK	7.70
Convertible loan, final maturity date October 31, 2019	25.5	3,517,236	SEK	14.50
Total possible number of shares		38,663,638

Warrants that can be converted into three shares are warrants issued in 2015 with a final maturity date on October 28, 2025. One warrant gives the holder the right to subscribe for three shares in Oasmia at a strike price of USD 4.06.

Board of directors and Management: Warrants that can be converted into on share, are warrants issued in program 2017:1 and 2017:2 for the former Board of Directors and the Management. One warrant gives the holder the right to subscribe for one share in Oasmia at a strike price of SEK 6.37 during the period June 16, 2019 to August 16, 2019.

Others: Warrants that can be converted into one share, are warrants issued in 2015 with a final maturity date on October 28, 2020. One warrant gives the holder the right to subscribe for one share in Oasmia at a strike price of USD 1.69.

Arwidsro Investment AB: Warrants that can be converted into one share, are warrants issued in 2018 with a final maturity date on August 15, 2019. One warrant gives the holder the right to subscribe for one share in Oasmia at a strike price of SEK 3.10.

Convertible loan with final maturity date September 7, 2019 gives the holder a right to convert the loan into shares at a strike price of SEK 7.70 per share.

Convertible loan with final maturity date October 31, 2019 gives the holder a right to convert the loan into shares at a strike price of SEK 14.50 per share.

Financial position

The consolidated cash and cash equivalents at the end of the year totalled TSEK 116,272 compared to TSEK 15,580 at the end of the corresponding period the previous year. Interest-bearing liabilities were TSEK 139,568 and consisted of convertible debt instruments and a loan from MGC. The corresponding amount the previous year was TSEK 187,260 and consisted of a loan from Nexttobe, convertible debt instruments and non-negotiable promissory notes.

Unutilized credit facilities at the end of the period amounted to TSEK 5,000 with a bank compared to TSEK 5,000 at the end of the corresponding period the previous year.

The company previously had an unutilized credit facility of TSEK 40,000 with one of the principal owners, Alceco International S.A. compared to TSEK 40,000 the previous year. Notice of termination of this loan commitment was given by Alceco in March 2019 and the loan commitment expires on December 31, 2019.

As per April 30, 2019 Oasmia has a loan commitment for TSEK 75,000 (75,000) from Arwidsro Investments AB. This loan is to be paid out on August 24, 2019 subject to Oasmias fulfilment of certain obligations in the loan agreement.

Oasmia Pharmaceutical AB (publ) – Year-end report May 2018 – April 2019
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At the end of the period equity amounted to TSEK 424,045 compared to TSEK 345,036 at the end of the corresponding period the previous year, the equity/assets ratio was 66% compared to 61% at the end of the corresponding period the previous year and the net debt/equity ratio was 5%, compared to 50% at the end of the corresponding period the previous year.

Future financing

Oasmia has two products approved, but this does not allow the company’s business operations to generate sufficient cash flow. Work is therefore continuously conducted on finding other financing alternatives. This work includes the company engaging in discussions with potential collaboration partners about the licensing of distribution and sales rights, negotiations with new and existing investors, financiers and lenders, and the company securing resources so that future forecast revenue flows materialize in regions where the company’s products are registered.

The Group’s available cash and cash equivalents and unutilized credit facilities at April 30, 2019 do not provide the liquidity necessary to run the planned business operations in the coming 12 months. In the light of the ongoing work on possible financing alternatives and the recent development of the company, it is the Board’s assessment that the outlook is good for financing the company’s business operations during the coming year. If sufficient financing is not obtained, there is a risk that it may not be possible to continue operations.

Key ratios and other information

	2018/19	2017/18	2018/19	2017/18
	Feb-Apr	Feb-Apr	May-Apr	May-Apr

Number of shares at the end of the year, before and after dilution, in thousands	224,901	176,406	224,901	176,406

Weighted average number of shares, before and after dilution, in thousands	212,524	176,406	193,368	166,196

Earnings (loss) per share, before and after dilution, SEK	(0.23)	(0.18)	(0.88)	(0.71)

Equity per share, SEK	1.89	1.96	1.89	1.96

Equity/assets ratio, %	66	61	66	61

Net debt, TSEK	23,296	171,680	23,296	171,680

Net debt/equity ratio, %	5	50	5	50

Return on total assets, %	neg	neg	neg	neg

Return on equity, %	neg	neg	neg	neg

Number of employees at the end of the year	60	58	60	58

Definitions

Earnings per share: Income for the period attributable to Parent Company shareholders divided by the weighted average number of shares, before and after dilution, in the period.

Equity per share: Equity attributable to Parent Company shareholders as a ratio of the number of shares at the end of the period.

Equity/assets ratio: Equity as a ratio of total assets.

Net debt: Total borrowings (comprising the balance sheet items liabilities to credit institutions, convertible debt instruments and other borrowings) with deduction of cash, cash equivalents and short-term investments.

Net debt/equity ratio: Net debt as a ratio of equity.

Return on total assets: Income before interest expenses as a percentage of the average balance sheet total.

Return on equity: Income before taxes as a ratio of average equity.

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The key ratios found on the previous page are generic key ratios often used in analyses and comparisons between different companies. They are therefore given to enable the reader to rapidly and summarily evaluate Oasmia’s financial situation and possibly compare with other companies.

These have been calculated as follows:

	2018/19	2017/18	2018/19	2017/18
Equity per share	Feb-Apr	Feb-Apr	May-Apr	May-Apr

Equity attributable to Parent Company shareholders at end of period, TSEK	424,045	345,041	424,045	345,041

Number of shares at end of period, thousands	224,901	176,406	224,901	176,406

Equity per share, SEK	1.89	1.96	1.89	1.96

Equity/assets ratio

Equity at end of period, TSEK	424,045	345,036	424,045	345,036

Total assets at end of period, TSEK	646,378	568,075	646,378	568,075

Equity/assets ratio	66%	61%	66%	61%

Net debt, TSEK

Liabilities to credit institutions	0	-	0	-

Convertible debt instruments	59,568	52,841	59,568	52,841

Other borrowings	80,000	134,419	80,000	134,419

Total borrowings	139,568	187,260	139,568	187,260

Cash and cash equivalents	116,272	15,580	116,272	15,580

Total cash and cash equivalents	116,272	15,580	116,272	15,580

Net debt	23,296	171,680	23,296	171,680

Net debt/equity ratio

Net debt, TSEK	23,296	171,680	23,296	171,680

Equity, TSEK	424,045	345,036	424,045	345,036

Net debt/equity ratio	5%	50%	5%	50%

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Financial Statements (Unaudited)

Consolidated income statement

		2018/19	2017/18	2018/19	2017/18
TSEK	Note	Feb-Apr	Feb-Apr	May-Apr	May-Apr
Net sales		266	843	1,980	3,169
Change in inventories of products in progress and finished goods		870	(1,427)	380	(1,450)
Capitalized development costs		(518)	2,472	8,431	9,157
Other operating income		447	300	755	1,753
Raw materials, consumables and goods for resale		(1,917)	(706)	(4,998)	(2,953)
Other external expenses		(25,925)	(15,654)	(69,680)	(60,235)
Employee benefit expenses		(15,709)	(12,560)	(50,413)	(48,371)
Depreciation, amortization and impairment		(2,020)	(1,285)	(6,587)	(4,794)
Operating income (loss)		(44,506)	(28,017)	(120,132)	(103,724)

Financial income		1	45	19	101
Financial expenses		(4,167)	(4,114)	(18,079)	(14,390)
Financial income and expenses, net		(4,166)	(4,069)	(18,060)	(14,289)

Income (loss) before taxes		(48,672)	(32,086)	(138,192)	(118,013)

Taxes	2	-	-	(32,822)	-
Income (loss) for the period		(48,672)	(32,086)	(171,014)	(118,013)

Income (loss) for the period attributable to:
Parent Company shareholders		(48,671)	(32,119)	(171,020)	(118,007)
Non-controlling interests		0	33	6	(6)

Earnings (loss) per share, before and after dilution, SEK		(0.23)	(0.18)	(0.88)	(0.71)

Consolidated statement of comprehensive income

		2018/19	2017/18	2018/19	2017/18
TSEK	Note	Feb-Apr	Feb-Apr	May-Apr	May-Apr
Income (loss) for the period		(48,672)	(32,086)	(171,014)	(118,013)
Other comprehensive income (loss)
Items that may be subsequently reclassified to the income statement:
Translation differences		(589)	(30)	(623)	(23)
Total other comprehensive income (loss)		(589)	(30	(623)	(23)
Comprehensive income (loss) for the period		(49,261)	(32,116)	(171,637)	(118,036)

Comprehensive income (loss) attributable to:
Parent Company shareholders		(49,259)	(32,149)	(171,643)	(118,030)
Non-controlling interests		0	33	6	(6)

Comprehensive earnings (loss) per share, before and after dilution, SEK		(0.23)	(0.18)	(0.89)	(0.71)

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Consolidated statement of financial position

TSEK	Note	Apr 30, 2019	Apr 30, 2018
ASSETS
Non-current assets
Property, plant and equipment		14,701	15,527
Capitalized development costs	3	433,130	426,079
Other intangible assets		45,176	45,957
Financial non-current assets		2,002	2
Total non-current assets		495,010	487,565

Current assets
Inventories	4	12,948	9,746
Accounts receivable		4,485	1,578
Other current receivables		3,011	34,371
Prepaid expenses and accrued income		14,652	19,234
Cash and cash equivalents		116,272	15,580
Total current assets		151,368	80,510

TOTAL ASSETS		646,378	568,075

EQUITY
Capital and reserves attributable to Parent Company shareholders
Share capital		22,490	17,641
Other capital provided		1,479,513	1,232,290
Reserves		(652)	(29)
Retained earnings including income (loss) for the period		(1,077,307)	(904,860)
Equity attributable to Parent Company shareholders		424,045	345,041
Equity attributable to non-controlling interests		0	(6)
Total equity	9	424,045	345,036

LIABILITIES
Long-term liabilities
Deferred tax liability		32,822	-
Total long-term liabilities		32,822	0

Current liabilities
Convertible debt instruments		59,568	52,841
Other short-term borrowings		80,000	134,419
Accounts payable		17,666	9,256
Other current liabilities		3,217	3,504
Accrued expenses and deferred income		29,060	23,019
Total current liabilities		189,510	223,039

Total liabilities		222,333	223,039

TOTAL EQUITY AND LIABILITIES		646,378	568,075

Any contingent liabilities and pledged assets are reported in note 6

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Consolidated statement of changes in equity

	Attributable to Parent Company shareholders
TSEK	Share capital	Ongoing new share issue/ conversion	Other capital provided	Reserves	Retained earnings incl. income (loss) for the period	Total equity attributable to Parent Company shareholders	Non- controlling interests	Total equity
Opening balance as of May 1, 2017	11,904	706	1,074,619	(6)	(786,853)	300,371	-	300,371
Income (loss) for the year	-	-	-	-	(118,007)	(118,007)	(6)	(118,013)
Other comprehensive income (loss)	-	-	-	(23)	-	(23)	-	(23)
Comprehensive income (loss) for the year	0	0	0	(23)	(118,007)	(118,031)	(6)	(118,036)
Warrants	-	-	13,713	-	-	13,713	-	13,713
Equity component in issue of convertible debt instruments	-	-	985	-	-	985	-	985
New share issues	5,737	(706)	158,472	-	-	163,503	-	163,503
Issue expenses	-	-	(15,500)	-	-	(15,500)	-	(15,500)
Closing balance as of April 30, 2018	17,641	0	1,232,290	(29)	(904,860)	345,042	(6)	345,036

Opening balance as of May 1, 2018	17,641	0	1,232,290	(29)	(904,860)	345,042	(6)	345,036
Adjustment due to changed accounting policies	-	-	-	-	(1,427)	(1,427)	-	(1,427)
Adjusted opening balance as of May 1, 2018	17,641	0	1,232,290	(29)	(906,288)	343,616	(6)	343,609
Income (loss) for the period	-	-	-	-	(171,020)	(171,020)	6	(171,014)
Other comprehensive income (loss)	-	-	-	(623)	-	(623)	0	(623)
Comprehensive income (loss) for the period	0	0	0	(623)	(171,020)	(171,642)	6	(171,637)
Equity component in issue of convertible debt instruments	-	-	2,997	-	-	2,997	-	2,997
Reversal of expenses upon conversion of convertible debt instruments	-	-	1,928	-	-	1,928	-	1,928
Reversal of equity in connection with redemption of warrants	-	-	(10,617)	-	-	(10,617)	-	(10,617)
New share issues	3,101	-	186,917	-	-	190,018	-	190,018
Redemption of convertibles	1,748	-	76,452	-	-	78,200	-	78,200
Issue expenses	-	-	(10,454)	-	-	(10,454)	-	(10,454)
Closing balance as of April 30, 2019	22,490	0	1,479,513	(652)	(1,077,307)	424,045	0	424,045

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Consolidated cash flow statement

	2018/19	2017/18	2018/19	2017/18
TSEK	Feb-Apr	Feb-Apr	May-Apr	May-Apr
Operating activities
Operating income (loss) before financial items	(44,506)	(28,017)	(120,132)	(103,724)
Adjustments for non-cash items	8,224	2,911	13,673	6,420
Interest received	1	45	31	101
Interest paid	(24)	(2,327)	(3,068)	(10,126)
Cash flow from operating activities before working capital changes	(36,303)	(27,389)	(109,495)	(107,329)

Change in working capital
Change in inventories	(5,884)	1,055	(9,627)	2,869
Change in accounts receivable	(226)	(164)	(839)	(1,543)
Change in other current receivables	(3,330)	278	(7,935)	335
Change in accounts payable	428	(1,302)	8,226	(11,755)
Change in other current liabilities	936	(1,761)	831	(6,211)
Cash flow from operating activities	(44,379)	(29,284)	(118,839)	(123,634)

Investing activities
Investments in intangible assets	511	(2,596)	(9,536)	(21,037)
Investments in property, plant and equipment	(603)	(211)	(2,495)	(415)
Investments in financial assets	(2,000)	-	(2,000)	-
Cash flow from investing activities	(2,092)	(2,807)	(14,031)	(21,452)

Financing activities
Increase in liabilities to credit institutions	-	-	4,801	-
Repayment of liabilities to credit institutions	-	-	(4,801)	-
Borrowings	-	-	-	3,000
Repayments of loans	-	-	(37,552)	(39,000)
Convertible debt instruments	-	-	119,200	21,000
Warrants	-	-	-	199
New share issues	165,000	-	165,018	159,282
Issue expenses	(9,909)	-	(13,166)	(11,826)
Cash flow from financing activities	155,091	0	233,500	132,656

Cash flow for the period	108,621	(32,091)	100,630	(12,430)
Exchange rate differences in cash and cash equivalents	53	16	62	10
Cash and cash equivalents at beginning of the period	7,599	47,655	15,580	28,001
Cash and cash equivalents at end of the period	116,272	15,580	116,272	15,580

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Notes to Unaudited Financial Statements

Note 1 Accounting policies etc

This report is presented in accordance with IAS 34, Interim Financial Reporting and the Swedish Securities Market Act. The consolidated accounts are presented in accordance with the International Financial Reporting Standards (IFRS) and interpretations by the International Financial Reporting Interpretations Committee (IFRIC), RFR 1, Supplementary Accounting Rules for Groups and the Swedish Annual Accounts Act. The accounting policies and calculation methods for the Group are unchanged compared to those described in the Annual Report for the financial year May 1, 2017 – April 30, 2018, apart from the fact that the company has applied IFRS 15 and IFRS 9 since May 1, 2018. An account of these is given below.

Apart from the two cases mentioned above, new or revised IFRS standards or interpretations by IFRIC that have become effective since May 1, 2018 have not had any effect on Oasmia’s financial reports. Similar to what was the case at the end of the previous financial year, financial instruments’ carrying amounts are the same as fair values with the exception of the convertible debt instruments. The fair values of the convertibles amount to TSEK 62,465, while their carrying amount including accrued interest is TSEK 61,409.

The Group currently has only one operating segment and therefore does not disclose any segment information.

The following new IFRS have been applied by Oasmia since May 1, 2018:

IFRS 9 Financial instruments: This standard came into force on January 1, 2018 and is applied by Oasmia as from the 2018/2019 financial year.

IFRS 9 Financial Instruments replaces IAS 39 and covers reporting of financial assets and liabilities. With regard to the classification and measurement of financial instruments, IFRS 9 involves simplifications compared to IAS 39. In order to assess how financial instruments are to be recognized pursuant to IFRS 9, the company should take into account the contractual cash flows and the business model within which the instrument is held.

One effect of IFRS 9, compared to IAS 39, is that credit losses will be recognized earlier. The criteria for hedge accounting have also been changed.

The introduction of this standard has not had any significant impact on the current report.

IFRS 15 Revenue from Contracts with Customers: This standard came into effect on January 1, 2018 and is applied by Oasmia as from the 2018/2019 financial year.

This standard primarily replaces IAS 18 Revenue, which is the standard that has regulated the reporting of revenue so far. The basic principle for when a revenue may be recognized pursuant to IFRS 15 is when the customer can use the goods acquired or can profit from the benefit of a service, while IAS 18 focuses more on when risk is transferred from the vendor to the purchaser.

When it is introduced, IFRS 15 shall also be applied retroactively to previous periods in accordance with one of the following methods:

•	Complete retroactive application to previous periods.

•	The combined effect of a first application is reported as an adjustment of the opening balance of equity.

Oasmia has chosen to apply the second method, that is to only adjust the opening balance of equity. The impact of this adjustment has involved a reduction of equity of approximately MSEK 1.4. This derives from different reporting of the distribution rights for Oasmia’s Russian distributor that were invoiced and taken up as revenue in the last financial year. A further account of this is given in note 9 below.

The following new IFRS is expected to impact Oasmia’s financial reporting in coming financial years:

IFRS 16 Leasing: This standard comes into effect on January 1, 2019, which means that it will be applied by Oasmia as from the 2019/2020 financial year.

IFRS 16 requires the lessee to report, at the beginning of the leasing agreement, the right to use the leased assets in the balance sheet and at the same time a lease liability is to be reported. For Oasmia this will primarily mean that the rental agreements now reported as operational leasing agreements will be recognized in the balance sheet. The assets will be amortized during the time they are used and leasing rates will be reported both as the payment of instalments on the leasing liability and as an interest expense in the income statement.

The leasing liability may also be reassessed during the term of the lease under certain circumstances, for example if modifications are made to the lease.

There will be two exceptions, however. Leased assets of low value and short-term leasing (for a period of no more than twelve months) will be exempt from the obligation to capitalize the right of use and to enter the expected leasing payments as a liability.

Oasmia has elected to apply the simplified transitional method and the implementation of IFRS 16 primarily impacts the recognition of Oasmia’s rental contracts for premises. The impact on the opening balance at May 1, 2019 in the consolidated statement of financial position is expected to be additional right-of use assets of MSEK 20 and leasing liabilities of approximately MSEK 19 as well a reduction of prepaid expenses to the tune of MSEK 1.

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Note 2 Taxes

The Group has accumulated losses carried forward, related to previous years and this year, amounting to TSEK 1,152,443 compared to TSEK 977,680 at the end of the fourth quarter the previous year and the Parent Company has TSEK 1,130,324 compared to TSEK 967,285 at the end of the fourth quarter the previous year. There are currently no sufficiently convincing reasons to assume that tax losses carried forward can be utilized against future profits and therefore no deferred tax asset has been considered in the balance sheet.

Oasmia is currently conducting an investigation regarding the tax consequences for the Patent Company of the transaction between the Parent Company and the American subsidiary AdvaVet Inc. The Swedish Tax Agency is also investigating this question. Depending on the outcome of these investigations, the Patent Company’s loss carry forward may be reduced.

Due to the AdvaVet transaction, a deferred tax expense in the consolidated income statement of TSEK 32,822 and a corresponding deferred tax liability in the Group’s report on financial position have been recorded during the year. This figure was TSEK 0 in the corresponding period the previous year. When calculating the deferred tax effect, the US tax rate has been used.

Note 3 Capitalized development costs

Oasmia capitalizes development costs consisting of the company’s investments in clinical phase III trials for the product candidates Paclical and Paccal Vet. The accumulated assets per product candidate are disclosed below.

TSEK	Apr 30, 2019	Apr 30, 2018
Paclical	323,722	316,671
Paccal Vet	109,408	109,408
Total	433,130	426,079

During the year the company began to amortize that part of the capitalized development costs for Paclical that are attributable to the Russian market. Amortization for the year amounted to TSEK 1,379 compared to TSEK 0 for the corresponding period the previous year.

Note 4 Inventories

TSEK	Apr 30, 2019	Apr 30, 2018
Valued at cost of acquisition

Raw materials and consumables	5,915	3,092
Products in progress	1,505	6,653
Finished goods	5,528	0
Total	12,948	9,745

Goods have been expensed or written down as follows:

	2018/19	2017/18
TSEK	May-Apr	May-Apr
Goods expensed	-	-
Goods written down	6,425	1,069

Note 5 Transactions with related parties

On April 30, 2019, Oasmia had a credit facility of TSEK 40,000, compared to TSEK 40,000 at the end of the third quarter the previous year, provided by one of the company’s largest shareholders, Alceco International S.A. The interest rate on utilized credit was 5 percent. As of April 30, 2019, it was completely unutilized and was terminated by Alceco on March 18, 2019. The loan commitment expires on December 31, 2019.

A loan of TSEK 6,000 plus TSEK 96 was repaid to Arwidsro Investment AB, Oasmia’s principal owner, during the period.

During the year the Parent Company licensed all veterinary assets to the American subsidiary AdvaVet. The carrying amount of these assets, MSEK 109, has been recognized in the Parent Company as “Participations in Group companies”. During the year the Parent Company made a financial loan to AdvaVet which amounted to TUSD 750 at April 30. This has been recognized as TSEK 7,142 in the Parent Company balance sheet. The Parent Company has guaranteed that when necessary it will finance AdvaVet through financial loans up to a total sum of TUSD 1,500.

Arbitration with Arwidsro:

On November 1, 2018, Oasmia announced by press release that the English company MGC Capital Ltd had used approximately 25.8 million warrants for subscription of shares and paid through partial set-off of a claim that MGC had acquired from Nexttobe on installments. Approximately 23.2 million of these warrants had been issued to Arwidsro as part of a financing agreement announced by Oasmia on January 2, 2018.

Oasmia's previous opinion was that approximately 23.2 million of the warrants had been transferred to MGC. Arwidsro has not consented to or otherwise participated in any transfer of its warrants to MGC.

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On November 15, 2018, Arwidsro applied for a security measure under Chapter 15. Section 3 of the Code of Judicial Procedure and the application was approved by a decision issued by Stockholm District Court on the same day. The decision stopped Oasmia from finalising the issue of 23.2 shares to MGC through the use of the warrants.

On November 9, 2018, Arwidsro requested that Oasmia should issue warrant certificates. Arwidsro has subsequently repeatedly made requests to Oasmia that warrant certificates should be issued.

On December 3, 2018, Oasmia called for arbitration in order to determine that Oasmia was not obliged to borrow from Arwidsro and that Arwidsro was not entitled to the 23.2 million warrants and had to return the options. Arwidsro reaffirmed and claimed that Oasmia should issue warrants for these options.

Despite extensive investigation by Oasmia's current board of directors, Oasmia has not been able to establish that Oasmia's previous board of directors has had the basis for considering MGC as owner of the warrants. Oasmia's current board of directors considers that the issue of shares intended through the exercise of options and offsetting of the Credit on 31 October cannot be made valid. Thus, the claim that MGC then tried to set off against the shares to be issued should be repaid. In addition, Oasmia's current board of directors considers that MGC has not been able to demonstrate any support for the claim that MGC would be rightful holder of these warrants.

Claim from MGC:

MGC has made claims for compensation as a result of MGC not being allowed to subscribe for shares with the support of 23.2 million warrants (see above). The requirement is set at SEK 80 million plus interest along with additional claims for damages of SEK 250 million and is based on the assumption that MGC was entitled to the warrants and that in November 2018 MGC would have sold all shares. Oasmia's Board therefore assesses MGC's requirements as unfounded and has therefore disputed it.

Oasmia's current Board of Directors considers that the payments that MGC made by set-off when exercising warrants on September 7, 2018 and tried to make on October 31, 2018 have been in breach of the agreement. According to the agreement, the credit was pledged as security and not due until August 24, 2019. Additionally, Oamsia’s previous Board prepaid a loan of approx. SEK 7 million to MGC on November 27, 2018, in a situation where Oasmia's liquidity was strained and in breach of the loan being pledged.

On March 19, 2019 a new Board of Directors took over. Three of its four members have subsequently, over and above their Board fees, during the period from when they assumed their duties up until April 30, received consultancy fees totalling TSEK 1,305.

No other material transactions with related parties occurred during the year beyond remuneration provided to members of the Board and employees.

Note 6 Contingent liabilities and pledged assets

The Parent Company has issued a floating charge of TSEK 8,000 to a bank as security for an overdraft facility of TSEK 5,000, and as the limit for a foreign currency derivative of TSEK 3,000.

During the financial year 2016/17 warrants were issued in programmes for the Board and management. As these were invalid, however, an Extraordinary General Meeting on June 2, 2017 adopted a resolution whereby these programmes were cancelled. A possible consequence of the programmes being invalid and cancelled could be that the company’s income statement is negatively impacted. However, it is difficult to estimate or determine the sum total of this eventuality. This disclosure is therefore made without specifying any impact on the income statement.

The Parent Company has given a guarantee to a former employee regarding any costs stemming from employment at Oasmia that might later affect the employee.

In previous reports Oasmia has provided information concerning a claim filed by a supplier that the company has contested. The Board and management have previously assessed that in the event of a negative outcome in any legal dispute, the company would be impacted by a cost of approximately MSEK 10. During the year this claim was relinquished by the supplier in question without any cost for Oasmia.

Regarding contingent liabilities related to transactions with Arwidsro and MGC Capital see text under Note 5.

Note 7 Risk factors

The Group is subjected to a number of different risks through its business. By creating awareness of the risks involved in the business these risks can be limited, controlled and managed at the same time as business opportunities can be utilized to increase earnings. The risk factors presented below are to be regarded together with the risk factors mentioned in Oasmia’s 2017/2018 Annual Report and the Prospectus established in connection with the Rights Issue in March 2019.

Risk and risk management

All business involves risk and risk management is an important part of decision making at all levels. The risks entailed by Oasmia’s activities can be divided into operational, financial and legal risks. The most significant operational and legal risks and, when appropriate, their management are described below. The financial risks and their management are described below.

Operational risks are assessed from the perspective of probability and impact. Not all risks have a high probability of occurrence, but the risks of outcomes described below could materially affect the company in terms of the timing of entering markets, the rate of expansion and therefore the financial position of the company.

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Risk management measures can be classified in the following categories: avoid, reduce, share or accept.

Development and registration of drugs

Oasmia’s future growth is dependent on the ability to develop new products and further develop existing products. Research and development of drugs and the regulations relating to research and development, manufacturing, trials, marketing and sales are complex and may change over time.

Development and registration of drugs is a capital-intensive, complicated, time-consuming and risky process. A large number of conditions and regulations means that there is a risk of both delays and failure. Below are some stages in the process where such risks are evident.

The development of pharmaceuticals requires preclinical and clinical trials approved by regulatory authorities and independent ethics committees before they can begin.

Patients are recruited for clinical studies via clinics and hospitals and various pharmaceutical companies compete for access to these patients. It is common for recruited patients to withdraw, requiring them to be replaced with other patients. Both of these factors can entail that a study takes longer and is more expensive than anticipated. The result of a study may be unfavourable and can lead to the discontinuation, reconsideration or supplementation of the study.

For a drug to be marketed and sold, approval is required from the relevant drug authority in the geographic territory. Application for market approval includes very extensive documentation. The company must be able to prove that the products are safe and effective. Drug authorities have broad discretion regarding processing times. In different territories, there are different procedures and interpretations of data. This review process concerns both the product and its production.

Authorities usually request supplementary information and raise questions to be answered by the company and this can happen in several stages. The management of these requests makes the estimated time for approval highly uncertain. Additions to applications and the withdrawal and resubmission of an application may be necessary. It also cannot be ruled out that approval may not be granted at all for certain applications.

Oasmia seeks to reduce the risks associated with the development and registration of drugs by using already well-known compounds (cytotoxins) and the same excipient (XR17) in each product candidate and by operating with the same product content for both dogs and humans.

Transfer of veterinary assets within the Group

In May 2018 the Parent Company entered into a transaction to transfer the rights to the two veterinary products Paccal Vet and Doxophos Vet to AdvaVet, Inc., a wholly-owned subsidiary in the US. The aim of the transaction was to create conditions for new financing, which will be used to complete the development of and commercialize these products, primarily through a separate listing of AdvaVet. As previously stated, the Parent Company has assessed that AdvaVet is not suitable for a separate listing and furthermore that it is difficult for AdvaVet to achieve some other reasonable financing, including from the Parent Company, solely by virtue of its rights to the two veterinary products. The intangible assets that AdvaVet acquired the right of use to are only recognized to a certain extent as intangible assets in the consolidated balance sheet.

Collaborations and partnerships

Oasmia’s business model includes collaborations with other companies for clinical trials, manufacturing, marketing, distribution and sale of products. The company is therefore dependent on these collaborations working well and on its partners’ success in penetrating markets. One risk of partnerships is that the principal does not have an alternative in place in case a partnership does not function satisfactorily or that the partner is unsuccessful.

The company is responsible for the manufacture and supply of Apealea and Oasmia’s other product candidates for Oasmia’s commercial partners and for use in clinical trials. Manufacture of products and product candidates requires compliance with the FDA, EMA and international GMP and other international legal requirements. Problems in Oasmia’s manufacturing process, failure to follow current regulations when manufacturing or unexpected increases in the company’s manufacturing costs can harm Oasmia’s business, results and financial position.

An increase in the value of inventories over time regarding both raw materials and finished and semi-finished goods can naturally increase the risk of obsolescence. There is always a risk that the goods will not be sold or further refined before their shelf life expiration date.

The agreement with contract manufacturers obliges the company to order certain minimum volumes in the years ahead. If the expected volumes of sold goods are not achieved, the obsolescence risk increases. The company seeks to reduce risks associated with collaborations and partnerships by being the manufacturer of drugs for clinical trials, being able to manufacture on a small scale for the market, seeking partnerships with well-established companies and identifying alternatives to suppliers and manufacturers.

Intellectual property protection and patent risk

Through the agreements it has entered into with Ardenia Investments Ltd, a related party, Oasmia has indirect patent protection for its technology. In the pharmaceutical industry there are a number of risks associated with intellectual property and patents.

There is a risk that:

•	product development leads to a product that cannot be patented
•	current or future patent applications do not lead to patents
•	approved patents do not offer sufficient protection
•	another patent supersedes the company’s own patent
•	substances or processes are used that are patented or patent pending by someone else
•	difficult to maintain the patent protection as it is registered with third-party

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Oasmia has reduced the risks above by use of the technical platform XR17 for each product candidate. XR17 is patented in the form of a so-called New Chemical Entity, which is the highest level of intellectual property protection for pharmaceuticals.

There is also a risk that competitors will violate Oasmia’s patent rights. So far Oasmia has not been involved in any patent or trademark dispute. This is a risk that Oasmia accepts because the company believes that its patents have full protection in all relevant markets. In addition to these risks, there is also the fact that the patents are in most cases not registered in Oasmia’s name but in that of Ardenia. This can make collaboration more difficult (see also under the previous heading) as well as the defence of rights in the event of third-party violation and when different measures are taken regarding extensions.

Market risks

As a relatively new player in the market, Oasmia may face competitors who have advantages in that they already have established products and market channels. This makes it difficult to predict the rate at which Oasmia’s drug candidates can be established after market approval. There is also uncertainty about appropriate pricing levels for Oasmia’s product candidates compared to competing products in the market, where currently many generic products exist.

Many pharmaceutical sales depend on the ability of the end user to obtain reimbursement from a paying third party such as the public sector or private insurance companies. Changes in such third-party policies and their ability to affect the prices and demand for pharmaceuticals may affect Oasmia either negatively or positively.

The market for cancer medicines for dogs is relatively new and untested. Consequently, it is difficult to assess the extent and the speed at which anti-cancer medicines may be accepted by veterinarians.

Oasmia’s business model includes licensing and distribution agreements which entail milestone payments. These payments fall unevenly over time and result in fluctuations in sales and earnings. Milestone payments are unsustainable revenues, so in the longer term Oasmia is dependent on the successful market introduction of its pharmaceutical candidates if it is to achieve stable revenues.

Key personnel and recruitment

Oasmia is highly dependent on key employees and skilled labour. If Oasmia were to lose key employees and/or fail to recruit such additional skilled employees at a desired rate for future needs, business performance could be delayed or disrupted.

The company seeks to reduce the risk of losing key employees by creating a good working environment with good working conditions. Oasmia is located in Uppsala, where there are many people with the competencies needed in the pharmaceutical industry, thereby probably making the recruitment risk as low as it possibly can be.

Legal risks associated with the so-called ownership battle

Oasmia is formally a party in some of the legal processes that ultimately derive from the financing that Arwidsro and MGC agreed on with Oasmia at the end of 2017/beginning of 2018. These processes and disputes are described in more detail under the heading Transactions with related parties (Note 5). These disputes may subject Oasmia and its management and Board to considerable inconvenience, which may affect business operations. It cannot be ruled out that as a result of these disputed Oasmia may find itself in situations where claims for damages cannot be avoided from at least one of the parties involved, and even if in such cases demands for recourse could sometimes be relevant, it is not certain that demands for recourse regarding for example former representatives who have caused the situation can compensate Oasmia, amongst other things as such recourse may be conditional on shareholders being willing to push through such claims.

Financial risks

Oasmia’s business, like all business activities, is subjected to a large number of risks. In general, these may be divided into such risks that directly affect the Group’s financial situation (financial risks) and such risks that only affect the financial situation indirectly (operational risks).

The financial risks that Oasmia’s financial instruments are to varying extents subjected to are primarily:

•	Credit risk, meaning the risk that a debtor does not pay its liability to Oasmia.
•	Liquidity risk, meaning the risk that Oasmia does not have sufficient funds to pay a liability when it falls due for payment or that a lack of liquidity significantly limits Oasmia in its business operations. In addition to the liquidity risk associated with individual financial instruments, there is also a general liquidity risk. Oasmia is still at the beginning of a commercialization phase, which means that revenues and cash flows generated from sales are not yet sufficient to cover the Group’s capital and liquidity requirements. This means that there is a risk that Oasmia cannot manage to find existing and new owners who are willing to contribute equity and creditors who are prepared to give loans to a sufficient extent until the company’s own sales have reached a sufficient size. See also under the heading “Future financing”.
•	Market risk, meaning the risk that values that are dependent on the development of the financial markets affect the value of Oasmia’s financial instruments negatively.

The market risk that affects Oasmia’s financial instruments is primarily:

–	Currency risk: exchange rates for the currencies that Oasmia’s financial instruments are denominated in.
–	Interest-rate risk: the interest rates that Oasmia’s financial instruments carry. However, as the interest rates of all financial instruments outstanding at April 30, 2019 are fixed until maturity, there is no interest-rate risk in these.

Note 8 Future financing

Oasmia has two products approved, but this does not allow the company’s business operations to generate sufficient cash flow. Work is therefore continuously conducted on finding other financing alternatives. This work includes the company engaging in discussions with potential collaboration partners about the licensing of distribution and sales rights, negotiations with new and existing investors, financiers and lenders, and the company securing resources so that future forecast revenue flows materialize in regions where the company’s products are registered.

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The Group’s available cash and cash equivalents and unutilized credit facilities at April 30, 2019 do not provide the liquidity necessary to run the planned business operations in the coming 12 months. In the light of the ongoing work on possible financing alternatives and the recent development of the company, it is the Board’s assessment that the outlook is good for financing the company’s business operations during the coming year. If sufficient financing is not obtained, there is a risk that it may not be possible to continue operations.

Note 9 Adjustment of equity due to changed accounting policies

During the past financial year, 2017/2018, Oasmia invoiced its Russian partner TUSD 200, translated to TSEK 1,595, for the distribution rights in the countries specified in the distribution agreement. This sum was recognized as revenue in 2017/2018 and was included in the “Net sales” row in the income statement.

Under IFRS 15, which Oasmia has applied since the beginning of the current financial year, when calculating the transaction price of a transaction, payment from a customer shall be adjusted for any financing component that arises if the agreed time for payment results in a (significant) financing benefit for the company. As the distribution agreement in question is valid for five years, with an optional two-year extension, the invoiced TSEK 1,595 is assessed to contain a financing component, which is calculated to be TSEK 485. The transaction price has thus been calculated to be TSEK 2,080. The transaction price and the financing component are recorded as revenue and an expense, respectively, and are then distributed over the duration of the agreement, that is 7 years. This means that if IFRS 15 had been valid in 2017/2018, TSEK 198 would have been recognized in the income statement as “Net sales” for that financial year and TSEK 31 would have been recognized in the income statement as “Financial expenses”.

The following table illustrates the difference between how this was recognized in 2017/2018 and how it would have been recognized if IFRS 15 had been valid then:

	Invoiced distribution rights
	Recognized 2017/18	Under IFRS 15	Difference
Net sales	1,595	198	(1,397)
Financial expenses	-	(31)	(31)
Income for the year 2017/18	1,595	167	(1,427)

Equity was adjusted by TSEK (1,427) at May 1, 2018.

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The Board of Directors and the CEO of Oasmia Pharmaceutical AB certify that this interim report gives a fair view of the Group’s activities, position and results and describes essential risks and uncertainty factors that the Group face.

June 28, 2019

Uppsala

Jörgen Olsson, Chairman of the Board	Sven Rohmann, Member of the Board

Peter Zonabend, Member of the Board	Gunilla Öhman, Member of the Board

Mikael Asp, CEO

This report contains forward-looking statements including valuations of intangible assets which are based on assessments of future events. When words such as “foresees”, “believes”, “estimates”, “expects”, “intends”, “plans” and “projects” occur in this report, they represent forward-looking statements. These statements may include risks and uncertainties concerning, for example, product demand, market acceptance, effects of economic conditions, the impact from competing products and pricing, currency effects and other risks. These forward-looking statements reflect the Oasmia management’s view of future events at the time these statements are made, but are made subject to different risks and uncertainties. All these forward-looking statements are based on the Oasmia management’s estimates and assumptions and are assessed to be reasonable, but are by their very nature uncertain and difficult to foresee. Actual outcomes and experiences may deviate considerably from the forward-looking statements. Oasmia does not intend, and does not undertake, to update these forward-looking statements.

This information is information that Oasmia Pharmaceutical AB (publ) is obliged to make public pursuant to the EU Market Abuse Regulation and the Swedish Securities Market Act. The information was submitted for publication, through the agency of the contact person set out below, at 07:30 CET on June 28, 2019.

This report has been prepared in both Swedish and English. In the event of any discrepancy in the content of the two versions, the Swedish version shall take precedence.

This report has not been reviewed by the company's auditors.

Dividend

The Board of Directors does not intend to propose any dividend for the financial year May 1, 2018 – April 30, 2019.

Annual Report

The Annual Report will be published on September 5, 2019 and will be available on the company website www.oasmia.com. The Annual Report may also be requested from Oasmia Pharmaceutical AB by phone +46 18 50 54 40 or by e-mail info@oasmia.com

Annual General Meeting

The Annual General Meeting will be held on September 26, 2019 in the company offices in Uppsala. A notice for the Meeting is distributed four weeks before the Meeting at the latest. For more information, see the company website www.oasmia.com

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COMPANY INFORMATION

Oasmia Pharmaceutical AB (publ)

Corp. reg. no. 556332-6676

Domicile: Stockholm

Address and telephone number of the head office

Vallongatan 1, 752 28 UPPSALA, SWEDEN

Phone: +46 18-50 54 40, www.oasmia.com, E-mail: info@oasmia.com

For more information:

Investor Relations Oasmia

Phone: +4679-100 11 05

E-mail: IR@oasmia.com

FUTURE REPORT DATES

Annual Report May 2018 – April 2019	September 5, 2019
Interim report May 2019 – July 2019	September 6, 2019
Annual General Meeting	September 26, 2019
Interim report May 2019 – October 2019	December 3, 2019

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OASMIA IN BRIEF

Oasmia Pharmaceutical AB develops, manufactures, markets and sells a new generation of drugs within human and veterinary oncology. Product development aims to produce novel formulations based on well-established cytostatics which, in comparison with current alternatives, display improved properties, a reduced side-effect profile and expanded therapeutic areas. Product development is based on in-house research within nanotechnology and company patents. The company share is listed on NASDAQ Stockholm, the NASDAQ Capital Market in the US and the Frankfurt Stock Exchange.

XR17

XR17 is Oasmia’s patented excipient, or vehicle, which can make insoluble molecules water soluble by forming nanoparticles, which are immediately dissolved in the bloodstream without using solvents. This results in, amongst other things, shorter infusion times and no need for premedication of patients. In November 2018 a new manufacturing patent was granted in the US for XR17 and all products manufactured using XR17. The patent is valid until 2036.

HUMAN HEALTH

Paclical / Apealea

Apealea is a patented formulation of paclitaxel in combination with Oasmia’s XR17 nanotechnology, which is also patented. The product is called Paclical in Russia but Apealea in Europe. Paclical is approved for the treatment of ovarian cancer in the EU, Russia and some further markets.

Doxophos

Doxophos is a patented formulation of the cytostatic doxorubicin in combination with XR17. Doxorubicin is one of the most effective and widely used substances for the treatment of cancer. Oasmia has received market approval for Doxophos in Russia as a hybrid pharmaceutical (improved generic pharmaceutical) for many forms of cancer, amongst other things cancer of the blood, the skeleton, the breast, the prostate and the lungs.

Docecal

Docecal is a patented formulation of the cytostatic docetaxel in combination with XR17.

OAS-19

OAS-19 is the first cancer drug to apply two active cytostatics in one infusion. It is the unique properties of XR17 that make this combination possible. Pre-clinical studies have shown promising results.

KB9520

KB9520 is a substance acquired from Karo Pharma in November 2016. In pre-clinical studies, the substance has shown that it contributes to reduced side effects of treatment with cytostatics when intake of KB9520 and cytostatic treatment are combined in the treatment of several types of cancer and results in a significant reduction in tumour size.

ANIMAL HEALTH

Paccal Vet Paccal Vet is a patented formulation of paclitaxel in combination with XR17 and is intended for use in dogs. Paccal Vet is identical to Apealea, which is for human use.

Doxophos Vet

Doxophos Vet is a patented formulation of doxorubicin in combination with XR17. Oasmia is developing Doxophos Vet for the treatment of lymphoma, which is one of the most common cancers in dogs.

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Key figures in USD (additional information)

Solely for the convenience of the reader, some key figures have been translated into USD as additional information for shareholders in the U.S. It is not the official report in the functional currency of Oasmia, which is SEK. Swedish krona have been translated into U.S. dollars at the closing rate as per April 30, 2019 which was 9.5041 SEK per one USD (source: Federal Reserve Bank of New York). This rate has been used for conversion of currency for all figures including those from previous periods.

	2018/19	2017/18
$ thousand if nothing else is stated	May-Apr	May-Apr

Key ratios and other information
Number of shares at the end of the period, before and after dilution, in thousands	224,901	176,406
Weighted average number of shares, before and after dilution, in thousands	193,368	166,196
Earnings (loss) per share, before and after dilution, in $	(0.09)	(0.07)
Equity per share, $	0.20	0.21
Equity/Assets ratio, %	66	61
Net debt	2,451	18,064
Net debt/Equity ratio, %	5	50
Number of employees at the end of the period	60	58

Consolidated income statement in brief
Net sales	208	333
Capitalized development cost	887	963
Operating income (loss)	(12,640)	(10,914)
Financial income and expenses - net	(1,900)	(1,503)
Income (loss) before taxes	(14,540)	(12,417)
Income (loss) for the period	(17,994)	(12,417)
Comprehensive income (loss) for the period	(18,059)	(12,419)

Consolidated statement of financial position in brief
Total non-current assets	52,084	51,300
Total current assets	15,927	8,471
Total assets	68,010	59,772
Total equity	44,617	36,304
Total current liabilities	19,940	23,468
Total liabilities	23,393	23,468
Total equity and liabilities	68,010	59,772

Consolidated cash flow statement in brief
Operating income (loss) before financial items	(12,640)	(10,914)
Cash flow from operating activities before changes in working capital	(11,521)	(11,293)
Cash flow from operating activities	(12,504)	(13,008)
Cash flow from investing activities	(1,476)	(2,257)
Cash flow from financing activities	24,568	13,958
Cash flow for the period	10,588	(1,308)
Cash and cash equivalents at end of the period	12,234	1,639